UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Center Coast Brookfield MLP & Energy Infrastructure Fund
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

151461209
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D’Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151461209	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 803,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 803,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 803,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 4,929,945 shares of common stock outstanding as of 3/31/23, as disclosed in the company’s N-CSRS filed 5/25/23

CUSIP No. 151461209	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 803,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 803,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 803,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 4,929,945 shares of common stock outstanding as of 3/31/23, as disclosed in the company’s N-CSRS filed 5/25/23

CUSIP No. 151461209	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 803,429
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 803,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 803,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 4,929,945 shares of common stock outstanding as of 3/31/23, as disclosed in the company’s N-CSRS filed 5/25/23

CUSIP No. 151461209	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 15 amends and supplements the statement on Schedule 13D filed with the SEC on 10/29/21, as amended by Amendment No 1 filed 1/13/22, Amendment No 2 filed 2/15/22, Amendment No 3 filed 2/18/22, Amendment No 4 filed 3/3/22, Amendment No 5 filed 3/9/22, Amendment No 6 filed 4/14/22, Amendment No 7 filed 5/2/22, Amendment No 8 filed 5/6/22, Amendment No 9 filed 8/26/22, Amendment No 10 filed 8/30/22, Amendment No 11 filed 4/14/23, Amendment No 12 filed 4/21/23, Amendment No 13 filed 5/31/23 and Amendment No 14 filed 6/8/23; with respect to the common shares of Center Coast Brookfield MLP & Energy Infrastructure Fund. This Amendment No. 15 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2023, Saba Capital entered into a standstill agreement (the “Standstill Agreement”) with the Issuer and Brookfield Public Securities Group LLC, the investment adviser of the Issuer, pursuant to which (i) the Issuer agreed to undertake all appropriate measures to effect a sale of all or a part of the Issuer’s holding in KKR Eagle Co-Invest LP and a reorganization of the Issuer with and into Center Coast Brookfield Midstream Focus Fund, an open-end fund (the “Reorganization”) and (ii) Saba Capital agreed to a withdraw the shareholder notice for director nominations submitted on behalf of its affiliate Saba Capital CEF Opportunities 1, Ltd. to the Issuer on February 14, 2022.

Saba Capital agreed to abide by certain customary standstill provisions until the date that is the earlier of (a) the Issuer’s 2023 annual meeting of shareholders (which shall be held no later than September 30, 2023); provided, the Reorganization is not approved by shareholders thereat; or (b) June 11, 2024.

The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 4 to the Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 4,929,945 shares of common stock outstanding as of 3/31/23, as disclosed in the company’s N-CSRS filed 5/25/23

CUSIP No. 151461209	SCHEDULE 13D/A	Page 6 of 7 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Shares effected since the Schedule 13D/A filing on 6/8/23 by the Reporting Persons.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4:	Standstill Agreement.

CUSIP No. 151461209	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2023

SABA CAPITAL Management, L.P.
By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC
By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 4

Standstill Agreement

This Standstill Agreement (the “Agreement”) is made and entered into as of March 30, 2023 (this “Agreement” (including the exhibits hereto)), by and among Saba Capital Management, L.P., a Delaware limited partnership having a place of business at 405 Lexington Avenue, 58th Floor, New York, New York (“Saba”), Center Coast Brookfield MLP & Energy Infrastructure Fund, a Delaware statutory trust (“CEN”), and Brookfield Public Securities Group LLC, a Delaware limited liability company having a place of business at Brookfield Place, 250 Vesey Street, New York, New York (the “Adviser,” and together with Saba and CEN, the “Parties,” and individually, a “Party”).

Whereas, CEN is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

Whereas, Brookfield Real Assets Income Fund Inc., a Maryland corporation (“RA”), is a closed-end management investment company registered under the 1940 Act;

Whereas, Center Coast Brookfield Midstream Focus Fund (the “Focus Fund”), a series of Brookfield Investment Funds, is an open-end management investment company registered under the 1940 Act;

Whereas, the Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser pursuant to separate investment advisory agreements with each of CEN, RA and the Focus Fund;

Whereas, as of the close of business on the date hereof, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 911,607 common shares of beneficial interest of CEN, par value $0.01 per share (the “Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba;

Whereas, the Adviser and Saba have entered into a separate letter agreement dated February 22, 2023 (the “Letter Agreement”), regarding certain confidentiality and other obligations with respect to discussions regarding CEN;

Whereas, the Board of Trustees of CEN (the “CEN Board”) has authorized and approved the reorganization of CEN (the “Reorganization”) with and into the Focus Fund, including the solicitation of CEN shareholders to approve (the “Shareholder Approval”) an Agreement and Plan of Reorganization and Liquidation (the “Plan”) in relation to the Reorganization;

Whereas, the Board of Trustees of Brookfield Investment Funds (the “Focus Fund Board,” and together with the CEN Board, the “Boards”) has authorized and approved the Plan, on behalf of the Focus Fund, in relation to the Reorganization (the “Surviving Fund Transaction”);

Whereas, the Adviser, in collaboration with the CEN Board, has evaluated various strategic options for CEN seeking to advance and maximize shareholder value, including, without limitation, reorganization opportunities with third parties, and strategic portfolio repositioning, including a potential sale of all or a part of CEN’s holding in KKR Eagle Co-Invest LP (the “Private Asset Sale”);

Whereas, the Adviser, on behalf of CEN, has entered into a letter of intent with a third party to engage in the Private Asset Sale; and

Whereas, Saba is supportive of the Private Asset Sale, the Reorganization, the Plan and the Surviving Fund Transaction.

NOW, Therefore, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Adviser and CEN Obligations

1.1       On the basis of the representations, warranties and agreements set forth herein and subject to the other conditions set forth herein:

(a)       Promptly following the execution of this Agreement, the Adviser and CEN covenant and agree that they shall seek to undertake all appropriate measures to effect the consummation of the Private Asset Sale, the Reorganization, the Plan and the Surviving Fund Transaction, including by way of calling a meeting of shareholders to approve the Plan (or requesting that shareholders act by written consent in lieu thereof), making requisite proxy statement filings to obtain Shareholder Approval, and recommending that shareholders of CEN vote in favor of the matters required to approve the Plan.

Section 2. Saba Obligations

2.1       On the basis of the representations, warranties and agreements set forth herein and subject to the other conditions set forth herein:

(a)       Saba, on behalf of itself, the Saba Entities, and their respective Affiliates (each, as defined below), agrees to irrevocably withdraw its shareholder notices for the nominations submitted by Saba Capital CEF Opportunities 1, Ltd. to CEN on February 14, 2022, and any and all related amendments, supplements, notices, requests and other materials submitted to CEN in connection therewith upon the consummation of the Private Asset Sale and the shareholder approval of the Reorganization and the Plan.

(b)       Provided that the Private Asset Sale is completed and the shareholder approval of the Reorganization and the Plan is achieved, Saba, on behalf of itself, the Saba Entities, and their respective Affiliates, shall not request that the CEN Board and the Adviser agree to hold a special election at CEN’s 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”) with respect to the Class II Trustees (in addition to the regular election of the Class III Trustees).

(c)       In addition, if Saba determines to redeem its shares in the Focus Fund following the Reorganization, it will use commercially reasonable efforts to provide five (5) days’ prior written notice to the Adviser.

2.2       Saba covenants and agrees that during the period from the date of the Agreement through the earlier of: (a) the 2023 Annual Meeting (which shall be held no later than September 30, 2023); provided, the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction) is not approved by shareholders thereat; or (c) June 11, 2024 (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude those public funds registered under the 1940 Act that are advised or sub-advised by Saba (the “Saba RICs”) but shall include (with the exception of the Saba RICs) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba or Saba Capital Management GP, LLC or Boaz R. Weinstein (which, again, for the avoidance of doubt, shall not include the Saba RICs) (such other persons, “Affiliates”), not to, unless specifically permitted in writing by CEN and the Adviser, take any of the actions with respect to CEN, RA or the Focus Fund (each, a “Fund,” and collectively, the “Brookfield Funds”) as set forth below:

(a)       effect, seek, offer, or cause:

(i)       any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Brookfield Funds (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)       knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the recommendation of the management or the Boards of Directors or Boards of Trustees, as applicable, with respect to the Brookfield Funds (together with the Boards, the “Brookfield Fund Boards”) in connection with such matter or encouragement or advice solely amongst Saba, and its Affiliates, and the Saba Entities) with respect to the Brookfield Funds (it being understood the foregoing shall not restrict Saba, and its Affiliates, and the Saba Entities from giving any proxy or consent or other authority to vote in connection with any meeting of shareholders of the Brookfield Funds or any consent solicitation of shareholders of the Brookfield Funds);

(iii)       any (i) tender or exchange offer for securities of a Fund, (ii) short sale that derives substantially all of its value from a decline in the market price of a Fund (for the avoidance of doubt, Saba and its Affiliates may short sell broad based indices); or (iii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to a Fund, as applicable, (it being understood that the foregoing shall not pertain to the Reorganization or the Plan as described in this Agreement or restrict any person (including Saba and its Affiliates) from tendering or exchanging Common Shares or common shares of the Focus Fund, receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other shareholders of CEN or from participating in any such transaction that has been approved by the CEN Board, subject to the terms of this Agreement);

(iv)       form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its Affiliates and the Saba Entities) with respect to the securities of the Brookfield Funds;

(v)       deposit any securities of a Fund in any voting trust or subject any securities of a Fund to any arrangement or agreement with respect to the voting of the securities of such Fund, including, without limitation, lend any securities of such Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of such Fund (other than any such voting trust, arrangement or agreement solely among the members of Saba and its Affiliates and the Saba Entities);

(vi)       seek, alone or in concert with others, (A) election or appointment to, or representation on, the Brookfield Fund Boards, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Brookfield Fund Boards, or (B) the removal or resignation of any member of the Brookfield Fund Boards, or knowingly encourage any such actions in clause (A) or (B) specifically with regard to CEN, RA or the Focus Fund;

(vii)       make any proposal for consideration by shareholders at any annual or special meeting of shareholders of a Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.2 and Section 2.3) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;

(viii)       make a request for a shareholder list or other books and records of a Fund under Delaware, New York, or Maryland law or any other statutory or regulatory provision or otherwise;

(ix)       seek to control or influence the Adviser, the Brookfield Fund Boards, or policies of a Fund;

(x)       institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving a Fund or any of the current or former directors, trustees or officers (including derivative actions) of such Fund; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement or more generally to enforce its shareholder rights, including but not limited to under applicable law or the governing documents, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, a Fund against Saba, (C) responding to or complying with a validly issued legal process or (D) to bring litigation to address a matter that has arisen after the date of this Agreement;

(xi)       make any public statement or public proposal with respect to (i) any change in the number or term of directors or trustees or the filling of any vacancies on the Brookfield Fund Boards, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of a Fund, (iii) any other material change in a Fund’s management, business or corporate structure, or (iv) any waiver, amendment or modification to the charter or bylaws of a Fund;

(xii)       enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(xiii)       publicly, or in a manner that is intended to or would reasonably be expected to require any public disclosure by the Brookfield Funds or Saba, request (x) that the Brookfield Funds, the Brookfield Fund Boards or any of their respective representatives amend or waive any provision of this Section 2.2 (including this sentence) or (y) the Brookfield Fund Boards to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.2.

2.3       Nothing herein shall be deemed to prohibit Saba and its Affiliates from communicating privately with the trustees, officers, and advisors of CEN, RA or the Focus Fund (including the Adviser) so long as such private communications would not reasonably be expected to require any public disclosure obligations in respect of the content of such communications for CEN, the Focus Fund or any Party. In addition, the covenants set forth in this Section 2.2 shall not be deemed to restrict any of the Saba RICs in voting of any Common Shares held by the Saba RICs in accordance their respective proxy voting policies. Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates and the Saba Entities to:

(a)       appear by proxy or otherwise at any annual or special meeting of shareholders of CEN or the Focus Fund, in each case, concerning the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction), and cause all shares it and the Saba Entities and their respective Affiliates beneficially own and are entitled to vote as of the record date for such meeting to be counted as present thereat for purposes of a quorum for the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction); and

(b)       except for any action that would be in contravention of this Agreement, vote or cause to be voted at any annual or special meeting of shareholders of CEN or the Focus Fund, all of the shares it and the Saba Entities beneficially own and are entitled to vote as of the record date for such meeting (i) in favor of the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction) and (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Boards with respect to the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction). For the avoidance of doubt, if Saba lends any shares of CEN or the Focus Fund to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of CEN or the Focus Fund so that Saba shall have full voting rights with respect to all such loaned shares.

2.4       Upon the written request of CEN or the Focus Fund, which shall be no more frequently than once each fiscal year of CEN or the Focus Fund, respectively, Saba will notify CEN or the Focus Fund in writing of the number of shares beneficially owned by it and its Affiliates and the Saba Entities.

2.5       Saba represents and warrants as follows:

(a)       It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)       The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)       Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement, and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)       As of the date hereof, neither Saba nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the shares of CEN or the Focus Fund.

2.6       The Adviser represents and warrants as follows:

(a)       It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)       This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)       The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)       The solicitation of the purchase or sale of securities or of proxy to effect the Reorganization (or any other vote in connection with the Reorganization, including the Plan and the Surviving Fund Transaction) will only be made by a definitive combined registration statement and proxy statement on Form N-14, which will include a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”).

(e)       The Proxy Statement/Prospectus will include a proposal (the “Proposal”) seeking Shareholder Approval of the Plan in relation to the Reorganization.

(f)       The Proxy Statement/Prospectus will reflect that the CEN Board recommends that CEN shareholders vote “FOR” the Proposal.

Section 3. Public Announcement

3.1       No later than two (2) business days following the date of this Agreement, (a) the Adviser or CEN shall issue a press release substantially in the form attached as Exhibit A (the “Brookfield Press Release”) and (b) Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Brookfield Press Release, the “Press Releases”), and no Party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No Party shall issue additional press releases in connection with the execution of this Agreement or the actions contemplated hereby without the prior written consent of the other Party except as provided below. Nothing in this Agreement shall limit or prevent (a) any Party from taking any action required pursuant to applicable Law or by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer reorganization conducted pursuant to a registration statement on Form N-14, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

Section 4. Termination

4.1       This Agreement shall remain in full force and effect until:

(a)       the end of the Effective Period; or

(b)       such earlier or later other date as may be established by mutual written agreement of CEN, the Adviser and Saba.

4.2       Section 6 will survive the termination of this Agreement.

Section 5. No Disparagement

5.1       The Adviser and Saba shall each refrain from making, and shall cause their respective Affiliates, which for the Adviser shall include the Brookfield Funds, and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: the Brookfield Funds or any of their Affiliates, subsidiaries or advisors (including the Adviser), or any of its or their respective current or former officers, trustees, directors or employees (including, without limitation, any statements or announcements regarding CEN’s or the Focus Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by CEN or the Adviser: Saba and its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6. Miscellaneous

6.1       Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in New York, New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2       Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in New York, New York (and the appellate courts thereof) for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in New York, New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3       Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same, including the Letter Agreement. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4       Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5       Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to Saba, to:

Saba Capital Management, L.P.
405 Lexington Avenue, 58th Floor
New York, NY 10174
Attention: Michael D’Angelo
Email: Michael.D’Angelo@sabacapital.com

If to CEN, to:

Center Coast Brookfield MLP & Energy Infrastructure Fund
Brookfield Place, 250 Vesey Street
New York, New York 10281-1023
Attention: Secretary
Email: BIMLegal@brookfield.com

If to the Adviser, to:

Brookfield Public Securities Group LLC
Brookfield Place, 250 Vesey Street
New York, New York 10281-1023
Attention: Kevin English
Email: Kevin.English@brookfield.com

6.6       Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7       Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8       Letter Agreement. For the avoidance of doubt, the Letter Agreement shall remain in full force and effect in accordance with its terms following execution of this Agreement. In addition, the Parties further agree, however, that the Letter Agreement shall terminate in accordance with its terms upon the issuance of the Press Releases.

6.9       Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.10       Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.11       Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.12       Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such Party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.13       Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Saba Capital Management, L.P.

Name: Michael D’Angelo
Title: COO

Center Coast Brookfield MLP & Energy Infrastructure Fund

Name: Brian F. Hurley
Title: President

Brookfield Public Securities Group LLC

Name: Brian F. Hurley
Title: General Counsel